May 14, 2010
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for the Year Ended September 30, 2009
Filed November 25, 2009
Form 10-Q for the Period Ended December 31, 2009
Filed February 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed January 28, 2010
Form 8-K
Filed March 5, 2010
File No. 1-03880
Dear Mr. Owings:
     We have reviewed the Securities and Exchange Commission (Commission) staff letter of comment dated April 1, 2010 concerning the above-mentioned filings. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the Company) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tiered subsidiaries. Those subsidiaries may also be included in reporting segments. For convenience, however, our response may refer simply to the Company, since the Company is the reporting entity. Please also note that while our disclosure may change from year to year based on the relevant facts and circumstances, we intend to provide in future filings, to the extent applicable, the type of disclosure described in our responses below. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended September 30, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and...page 25
1.	Please expand your Overview section, and the similar section in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:
•	In the last paragraph on page 26, you state that you enhanced your liquidity position with the issuance of $250.0 million of 8.75% notes “at a time when there is still uncertainty in the credit markets.” Please discuss this uncertainty in greater detail, how it is impacting you, how you believe it will impact you in future periods, and the steps you are taking to address the uncertainty, if any.

•	On the top of page 27, you state that the significant rise in estimated capital expenditures in the Exploration and Production segment can be attributed to a strong emphasis on developing natural gas properties in the Marcellus Shale. Please discuss in greater detail the development of these natural gas properties, including the reasons for emphasizing strongly their development, the expenditures you will make in developing the properties, how you will determine the amount of cash from operations, short-term borrowings, and long-term debt you will use to finance these capital expenditures, and the impact this development will have on you going forward.

•	Under the heading “Purchased Gas” on page 34, you state that the annual variations in purchased gas costs are attributed directly to changes in gas sales volumes, the price of gas purchased, and the operation of purchased gas adjustment clauses. Please discuss this annual variation uncertainty in greater detail, how you believe it will impact you in future periods, and the steps you are taking to address the uncertainty, if any.

•	In the Overview section on page 28 of your quarterly report on Form 10-Q for the period ended December 31, 2009, you state that, due to your purchase of two tracts of land in the Appalachian region for $71.8 million and other factors, you expect your Exploration and Production segment capital expenditures in 2010 to be $345 million, instead of the previously reported $255 million. Please discuss in greater detail the two tracts of land, including the purpose and reason for their purchase, and the “other factors” causing your 2010 expected expenditures to increase.

Response:
     The Company acknowledged the staff’s comments and is mindful of the need to disclose known material trends, demands, commitments, events or uncertainties within the management’s discussion and analysis section of its filings under the Securities Exchange Act of 1934. Regarding the examples that you have highlighted, the Company’s responses are as follows:

•	On page 26 of the Company’s Form 10-K for the Year Ended September 30, 2009, the sentence reads, “With its April 2009 issuance of $250.0 million of 8.75% notes due in May 2019, management believes that it has enhanced its liquidity position at a time when there is still uncertainty in the credit markets.” In response to the staff’s comments, the Company includes below supplemental disclosure regarding the uncertainty in the credit markets:
•	During the late summer / early fall of 2008, capital markets began experiencing significant turmoil, with several large financial institutions requiring financial support from the United States federal government. This led to a general reluctance on the part of many financial institutions to extend credit to businesses, and uncertainty on the part of many companies regarding their ability to access the capital markets. With uncertainty continuing in the capital markets, and with a planned increase in capital expenditures over the next few years, management and the Board of Directors determined in April 2009 to secure long-term financing beyond the Company’s then-current operating needs. Capital market conditions generally have improved, and the Company does not currently expect that long-term financing will be required to meet capital expenditure needs until 2011.
•	On page 27 of the Company’s Form 10-K for the Year Ended September 30, 2009, the sentence reads, “The significant rise in estimated capital expenditures in the Exploration and Production segment, specifically in the Appalachian region, can be attributed to a strong emphasis on developing natural gas properties in the Marcellus Shale.” To expand the discussion regarding the Marcellus Shale, the Company has included the following disclosure in the Overview portion of the Management’s Discussion and Analysis (MD&A) section of its Form 10-Q for the period ended March 31, 2010:
•	The Company continues to focus on the development of its Marcellus Shale acreage in the Appalachian region of its Exploration and Production segment. The Marcellus Shale is a Middle Devonian-age geological shale formation that is present, nearly a mile or more below the surface, in the Appalachian region of the United States, including much of Pennsylvania and southern New York. Due to the depth at which this formation is found, drilling costs, including the drilling of horizontal wells with hydraulic fracturing, are very expensive. However, independent geological studies have indicated that this formation could yield natural gas reserves measured in the trillions of cubic feet. The Company owns approximately 738,000 net acres within the Marcellus Shale area and anticipates a significant increase in its reserve base from development in the Marcellus Shale. With this in mind, the Company has spent significant amounts in this region. For the six months ended March 31, 2010, the Company spent $152.7 million towards the development of the Marcellus Shale. This included paying $71.8 million in March 2010 for two tracts of leasehold acreage in Tioga and Potter Counties in Pennsylvania. The Company acquired these tracts, consisting of approximately 18,000 net acres, in order to expand its holdings of Marcellus Shale acreage. These tracts are geographically similar to the Company’s existing Marcellus Shale acreage in the area, and will help the Company continue its developmental drilling program. * * *

From a capital resources perspective, the Company has been able to meet its capital expenditure needs for all of the above projects by using cash from operations. The Company had $426.8 million in Cash and Temporary Cash Investments at March 31, 2010, as shown on the Company’s Consolidated Balance Sheet. For the remainder of 2010, the Company expects that it will be able to use cash on hand and cash from operations as its first means of financing capital expenditures, with short-term borrowings being its next source of funding. It is not expected that long-term financing will be required to meet capital expenditure needs until 2011.
In addition, the Company has included the following disclosure in the Capital Resources and Liquidity portion of the MD&A section of its Form 10-Q for the period ended March 31, 2010:
•	It is anticipated that future capital expenditures during 2010 will be funded with cash from operations or short-term debt. Natural gas and crude oil prices combined with production from existing wells will be a significant factor in determining how much of the capital expenditures are funded from cash from operations.
The Company included the following disclosure regarding anticipated capital expenditures in its Exploration and Production segment in the Capital Resources and Liquidity portion of the MD&A section of its Form 10-Q for the period ended December 31, 2009:
•	For all of 2010, the Company expects to spend $345 million on Exploration and Production segment capital expenditures. Previously reported 2010 estimated capital expenditures for the Exploration and Production segment were $255 million. Estimated capital expenditures in the Gulf Coast region will increase from $14.0 million to $18.0 million. Estimated capital expenditures in the West Coast region will increase from $17.0 million to $27.0 million. In the Appalachian region, estimated capital expenditures will increase from $224.0 million to $300.0 million. The increase in estimated capital expenditures in the Appalachian region is primarily due to the Company’s planned acquisition of two tracts of land in the Appalachian region. The Company’s wholly-owned subsidiary, Seneca, was the high bidder on these two tracts of land at approximately $71.8 million. The transaction is expected to close on March 12, 2010. The Company anticipates funding this transaction with cash from operations and/or short-term borrowings. The Company’s estimate of drilling 55 to 75 gross wells in the Marcellus Shale during 2010 remains unchanged.

For fiscal 2011, the Company expects to spend $488 million on Exploration and Production segment capital expenditures. Previously reported fiscal 2011 estimated capital expenditures for the Exploration and Production segment were $417 million. Estimated capital expenditures in the Gulf Coast region will increase from $5.0 million to $10.0 million. Estimated capital expenditures in the West Coast region will increase from $27.0 million to $28.0 million. In the Appalachian region, estimated capital expenditures will increase from $385.0 million to $450.0 million. The Company’s estimate of drilling 100 to 130 gross wells in the Marcellus Shale during 2011 remains unchanged.

For fiscal 2012, the Company expects to spend $625 million on Exploration and Production segment capital expenditures. Previously reported fiscal 2012 estimated capital expenditures for the Exploration and Production segment were $497 million. Estimated capital expenditures in the Gulf Coast region will increase from $12.0 million to $19.0 million. In the Appalachian region, estimated capital expenditures will increase from $444.0 million to $565.0 million. Estimated capital expenditures in the West Coast region will remain at the previously reported $41.0 million. The Company had previously reported that it anticipates drilling 120 to 150 gross wells in the Marcellus Shale during 2012. The Company now anticipates drilling 130 to 160 gross wells in the Marcellus Shale during 2012.
•	On page 34 of the Company’s Form 10-K for the Year Ended September 30, 2009, the sentence reads, “Annual variations in purchased gas costs are attributed directly to changes in gas sales volumes, the price of gas purchased and the operation of purchased gas adjustment clauses.” In response to the staff’s comments, the Company includes below supplemental disclosure regarding annual variations in purchased gas costs:
•	Distribution Corporation recorded $713.2 million, $800.5 million and $718.4 million of Purchased Gas Expense during 2009, 2008 and 2007, respectively. Under its purchased gas adjustment clauses in New York and Pennsylvania, Distribution Corporation is not allowed to profit from fluctuations in gas costs. Purchased Gas Expense recorded on the consolidated income statement matches the revenues collected from customers, a component of Operating Revenues on the consolidated income statement. Under mechanisms approved by the NYPSC in New York and the PaPUC in Pennsylvania, any difference between actual purchased gas costs and what has been collected from the customer is deferred on the consolidated balance sheet as either an asset, Unrecovered Purchased Gas Costs, or a liability, Amounts Payable to Customers. These deferrals are subsequently collected from the customer or passed back to the customer, subject to review by the NYPSC and PaPUC. Absent disallowance of full recovery of Distribution Corporation’s purchased gas costs, such costs do not impact the profitability of the Company. Purchased gas costs impact cash flow from operations due to the timing of recovery of such costs versus the actual purchased gas costs incurred during a particular period. Distribution Corporation’s purchased gas adjustment clauses seek to mitigate this impact by adjusting revenues on either a quarterly or monthly basis.
•	On Page 28 of the Company’s Form 10-Q for the period ended December 31, 2009, the sentences read: “The Company was recently the high bidder on two tracts of land in the Appalachian region of Pennsylvania at approximately $71.8 million. This transaction is expected to close in March 2010. With this expenditure and other factors, it is expected that Exploration and Production segment capital expenditures in 2010 will be $345 million, compared to the previously reported amount of $255 million.” As noted above, the Company discussed the two tracts of leasehold acreage in greater detail in its Form 10-Q for the period ended March 31, 2010. Also as noted above, the Company provided additional information about the increase in its anticipated capital expenditures in its Exploration and Production segment in the Capital Resources and Liquidity portion of the MD&A section of its Form 10-Q for the period ended December 31, 2009. For 2010, the portion of the $90 million increase not attributable to the $71.8 million purchase of the two tracts of leasehold acreage reflects general increases in exploration and development costs of existing properties.
Definitive Proxy Statement on Schedule 14A
Related Person Transactions
2.	We note that your policies and procedures for the review, approval, or ratification of related person transactions are set forth in your audit committee’s charter. Also, we note that the audit committee will approve or ratify in good faith only those related person transactions that are in, or not inconsistent with, your best interests and the best interests of your shareholders. Please describe in greater detail how the audit committee determines whether a related person transaction is in, or not inconsistent with, your best interests and the best interests of your shareholders. See Item 404(b) of Regulation S-K. In this regard, please also confirm, if true, that your related person transaction policy required by Item 404(b) is specific to transactions and parties subject to Item 404(a) of Regulation S-K.

Response:

The Company has not had a related person transaction in the past three fiscal years. The Company expects that the Audit Committee will determine whether a related person transaction is in, or not inconsistent with, the best interests of the Company and its stockholders by considering the factors identified in the Company’s policies and procedures for the review of such transactions, and by exercising its business judgment in good faith.

As stated in the Company’s policies and procedures for the review of related person transactions, (i) the Company’s Audit Committee will review and, if appropriate, approve or ratify any transaction between the Company and a related person which is required to be disclosed under the rules of the Securities and Exchange Commission, and (ii) for purposes of this requirement, the terms “transaction” and “related person” have the meaning contained in Item 404 of Regulation S-K. Accordingly, the Company confirms that its policies and procedures for the review of related person transactions specifically apply to transactions with related persons required to be disclosed pursuant to Item 404(a) of Regulation S-K.
Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
3.	We note that your executive compensation program is designed to attract, motivate, reward, and retain the talent necessary for you to achieve long-term success, focus management efforts on short-term and long-term drivers of stockholder value, and tie a significant portion of executive compensation to your long-term stock-price performance. Also, we note that the cash and equity components of total compensation are determined by your compensation committee, based on its business judgment, utilizing your consultants’ information and recommendations as the committee deems appropriate. Further, we note that your total executive compensation is comprised of base salary, annual cash incentives, long-term cash incentives, and equity compensation. Please discuss in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation. See items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, please include a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.
Response:

As noted on page 20 of the Compensation Discussion and Analysis (CD&A) and at various places throughout the CD&A, the Compensation Committee determines total compensation based on its business judgment following review of practices at companies in the energy industry and in general industry as reported by its compensation consultants. Current practices are discussed under the headings: “Base Salary,” “Annual Cash Incentive” and “Equity Compensation and Long Term Incentive Compensation.” Specifically, base salary is set based on the subjective business judgment of the Compensation Committee following review of its compensation consultants’ reports. The Compensation Committee generally targets a range of the 50th to the 75th percentile of the survey data.

With respect to an annual cash bonus, early in the fiscal year the Compensation Committee establishes a target amount stated as a percentage of base salary. Executives can earn up to 200% of target based on performance on written goals.

With respect to long-term incentive compensation, the Compensation Committee reviews target award guidelines provided by its compensation consultant as discussed under “Compensation Consultant” on page 18 of the proxy. It then utilizes its business judgment in setting a target for each individual officer and allocates approximately one-half of the long-term incentive opportunity to the cash-based Performance Incentive Program and one-half to equity (based on a Black-Scholes formula). We have reviewed the requirements of Item 402(b)(2) of Regulation S-K and believe that we have included all factors in our CD&A necessary to provide investors with material information to understand our compensation decisions.
Role of the Compensation Committee, page 18
4.	Please clarify whether your chief executive officer met with representatives of The Hay Group or Hewitt Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom these consultants work, if any. Also, please describe in greater detail the nature and scope of the consultants’ assignments and the material elements of the instructions or directions given to these consultants regarding the performance of their duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

Response:

See response to comment number 8.

5.	In this regard, please describe the “Hay system” and how you have utilized this system with respect to the overall compensation structure.

Response:

See response to comment number 8.

6.	You state that, in 2008, The Hay Group provided you with its analysis based on the 2008 proxy data from a 13-member peer group. However, you state also that your compensation committee reviews the members of this peer group from time-to-time and makes any warranted adjustments. In this regard, you state that the compensation committee removed two companies, Peoples Energy Corporation and Keyspan Corporation, from your peer group in 2008 due to acquisitions. However, the 13-member list of peer companies you state Hay provided you on page 19 does not appear to include either Peoples Energy Corporation or Keyspan Corporation. Therefore, it is unclear from what list you removed these two companies. Please clarify the peer group list provided to you by Hay and disclose any companies you removed from or added to the list and why you chose to do so.

Response:

See response to comment number 8.

7.	Please elaborate upon and provide greater detail regarding the benchmarking data provided to you from The Hay Group and Hewitt Consulting that you consider in setting executive compensation and, if applicable, identify the components of this data. See Item 402(b)(2)(xiv) of Regulation S-K. Please refer to Question 118.05 under the heading “Regulation S-K” in the Division of Corporation Finance’s Compliance and Disclosure Interpretations (July 3, 2008).

Response:

See response to comment number 8.

8.	You state that The Hay Group provided you a proxy analysis for three of your top four executive officers, including David F. Smith, Ronald J. Tanski, and Anna Marie Cellino. Also, you state that Hewitt Consulting provided you with a proxy analysis for Matthew D. Cabell. Therefore, it does not appear that you received an analysis for your remaining named executive officer, James D. Ramsdell. However, in the second paragraph under the heading “Base Salary” on page 20, you state that the “Hay energy sector information used for Mr. Ramsdell...” Please clarify Hay’s role in Mr. Ramsdell’s compensation determination.

Response:

As stated on page 18 of the CD&A, in 2008 the Company’s Compensation Committee retained the services of two compensation consultants, The Hay Group (Hay) and Hewitt Consulting (Hewitt), to evaluate executive compensation. The Company will clarify in future filings, to the extent applicable, that neither the Chief Executive Officer nor any other executive officer makes recommendations to those consultants as to the amount or form of executive or director compensation. The Chief Executive Officer reviews recent changes to executive positions with representatives of Hay prior to the commencement of the study so that the appropriate individuals are included and their current responsibilities explained.
Generally, for supervisory positions in the Company’s regulated subsidiaries, Hay provides job evaluation through detailed position analysis. Hay’s job evaluation methodology allows for customizable job descriptions and organizational rankings that are specific to the Company but relative to industry benchmarks. Hay also provides compensation benchmarking. Hay’s job evaluation and benchmarking methodology is referred to as the “Hay system,” which is widely utilized and accepted by general industry.

In 2008 for Company officers, and officers employed by affiliate companies other than Seneca Resources, Hay provided an analysis of compensation practices compared to similar jobs in general industry and in the energy industry based on Hay’s proprietary databases. Hay provided comparisons for base salary, total cash compensation (base salary plus short-term incentive) and total direct compensation (base salary plus short-term incentive plus long-term incentive). For Mr. Ramsdell, Hay provided these compensation comparisons (based on its proprietary databases) to both general industry and the energy industry. Hay provided these compensation comparisons to general industry (based on its proprietary databases) for Messrs. Smith and Tanski, and for Mrs. Cellino.

In addition, in 2008 Hay provided a proxy analysis for three of the top four officers (Messrs. Smith and Tanski, and Mrs. Cellino) based on 2008 proxy data for the Company and energy companies in a comparable peer group. The proxy analysis compared compensation for base salary, bonus, total cash compensation (salary plus bonus), long-term incentive and total direct compensation (salary plus bonus plus long-term incentive). The companies in the thirteen-member peer group range in size from $5.9 billion in revenues to $135 million in revenues. The median size of the peer group is $2.6 billion in revenues. The peer group is:
AGL Resources Inc.
Atmos Energy Corporation
Energen Corporation
Energy East Corporation
EnergySouth, Inc.
EQT Corporation (formerly known as Equitable Resources, Inc.)
MDU Resources Group Inc.
New Jersey Resources Corporation
Northwest Natural Gas Company
Questar Corporation
Southern Union Company
Southwest Gas Corporation
UGI Corporation.
These companies were selected as members of the peer group because each participates in one or more businesses that are deemed similar to those of the Company. The Compensation Committee reviews the members of the peer group from time to time, and makes adjustments, as it believes warranted. Two companies, Peoples Energy Corporation and Keyspan Corporation, that were in the prior year’s peer group were not in the 2008 peer group since they were acquired, are no longer publicly-traded and do not file an annual proxy statement.

In addition, Hay makes an annual recommendation on incentive compensation target amounts for both a short-term incentive (cash bonuses as discussed below) and long-term incentive (stock appreciation rights, restricted stock and the Performance Incentive Program target awards also discussed below). The Committee utilizes these recommendations in exercising its business judgment as to compensation matters.

In 2008, Hewitt provided a proxy analysis for Mr. Cabell. The Hewitt proxy analysis was based on data from Hewitt’s E&P Compensation Database, supplemented by published survey data, from twenty-one (21) exploration and production companies chosen based on certain measures, such as revenues, assets, standardized measure and the nature of each company’s operations in the exploration and production segment of the energy industry. The proxy analysis compared compensation for base salary, target short-term incentive (bonus), target cash compensation (salary plus bonus), long-term incentive and total target compensation (salary plus bonus plus long-term incentive). The companies in the twenty-one member peer group range in size from $2.2 billion to $157 million in E&P revenues (with a median of $798 million), from $8.7 billion to $660 million in E&P asset size (with a median of $2.4 billion) and from $6.8 billion to $447 million in standardized measure (with a median of $2.6 billion). The peer group is:
Berry Petroleum
Cabot Oil & Gas Corporation
Carrizo Oil & Gas, Inc.
Continental Resources Inc.
El Paso Corporation
Energen Corporation
EQT Corporation (formerly known as Equitable Resources, Inc.)
Kinder Morgan Oil & Gas
Mariner Energy, Inc.
Penn Virginia Corporation
Petroleum Development Corporation
Petroquest Energy, Inc.
Questar Corporation
Quicksilver Resources, Inc.
Range Resources Corporation
Southwestern Energy Company
St. Mary Land & Exploration Company
Swift Energy
Ultra Petroleum Corporation
Whiting Petroleum Corporation
Williams Companies, Inc.

Base Salary, page 20
9.	In establishing the base salary amounts for your named executive officers, you state that the compensation committee generally targets the 50th to 75th percentile range of your consultants’ survey data, because the committee “believes this percentile range sets an appropriate market-competitiveness standard.” Please discuss why the compensation committee believes that this range sets an appropriate market-competitiveness standard.

Response:

In the subjective business judgment of the Compensation Committee, payment at the median and up to the 75th percentile is necessary to attract, retain and motivate the individuals responsible for the success of the business enterprise.

10.	You state that, in establishing or adjusting your named executive officers’ base salaries, the compensation committee considers “overall corporate performance and an individual’s specific responsibilities, experience (including time in position), and effectiveness and makes adjustments based on the Committee members’ business judgment and the CEO’s recommendations.” Therefore, it is unclear whether base salaries are established or adjusted by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective. If certain financial results are quantified to establish or adjust base salaries, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

Response:

Base salaries, and adjustments thereto, are determined by the Compensation Committee based on its subjective business judgment, after reviewing the information provided by the compensation consultants. Base salary is not adjusted based on specific objective financial results, although overall corporate performance is reviewed by the Committee in its decision making process. The Committee does not use formulas; rather, it exercises its business judgment.

As noted on page 20 of the CD&A, the Compensation Committee (i) increased Mr. Tanski’s base salary to reflect his dual role of chief financial officer and president of a major subsidiary; (ii) increased Mr. Cabell’s base salary due to his management of the Exploration and Production segment, including development of the Company’s Marcellus Shale assets; (iii) accepted Mr. Smith’s recommendation to increase Ms. Cellino’s base salary due to her attention to customer service and oversight of budget and cost control at the utility; and (iv) accepted Mr. Smith’s recommendation to increase Mr. Ramsdell’s base salary due to his management of the regulated companies’ field operations, including his oversight of capital and operating budgets. With regard to Mr. Smith’s base salary increase, as noted above, the Committee considered the Company’s overall performance, financially and operationally, particularly with respect to improved performance in the Company’s Exploration and Production segment. These were the specific elements of individual performance reviewed by the Committee with respect to fiscal 2008. In future filings, the Company will disclose the factors considered during the Committee’s deliberations.

11.	Further, regardless of whether or not certain financial results are quantified, please clarify the manner in which you use the metrics you discuss in this section, including overall corporate performance and individuals’ specific responsibilities, experience, and effectiveness, in determining and adjusting your named executive officers’ base salaries.

Response:

See response to comment number 10.

12.	In this regard, for all adjustments to each of your named executive officer’s base salaries from 2008 to 2009, please discuss the specific reasons for the particular adjustment. For example, you state that, “for the reasons stated above,” the compensation committee increased David F. Smith’s base salary in 2009 to an amount within the target range of the 2008 proxy group survey data and below the market median for general industry. Please disclose the “reasons stated above” to which you refer and explain why you believe it was appropriate to adjust Mr. Smith’s salary within the target range of the 2008 proxy group survey data and below the market median for general industry. As another example, you state that the compensation committee discussed with Mr. Smith Matthew D. Cabell’s responsibilities, experience, and effectiveness in the past year and increased Mr. Cabell’s base salary to an amount slightly higher than the 75th percentile of the Hewitt Consulting data. Please discuss how Mr. Cabell’s responsibilities, experience, and effectiveness in the past year led you to adjust his base salary so that it was in the 75th percentile of the Hewitt data.

Response:

David F. Smith was appointed Chief Executive Officer during fiscal 2008. As a new CEO, Mr. Smith’s base salary was well below the median of general industry for that position. For 2009, in the subjective business judgment of the Compensation Committee, it was advisable to move Mr. Smith’s base salary toward the median to retain him as CEO. This was particularly true given the competition for talent in the exploration and production industry, which is a primary business focus of the Company. Similarly, with respect to Mr. Cabell, the Compensation Committee increased his base salary due to his management of the Company’s Exploration and Production segment, and to retain him in his position given the competition for talent in the industry. See also the response to comment number 10.
Annual Cash Incentive, page 20
13.	For each named executive officer’s fiscal 2009 annual cash incentive discussion, we note that you have disclosed the goal and the weight and the performance level associated with that goal. Also, we note that you have disclosed the percent of each executive officer’s target amount that you awarded in fiscal 2009. However, certain aspects of this disclosure remain unclear. Therefore, please clarify the following:
•	Please disclose your actual performance in fiscal 2009 for each goal. For example, please disclose your consolidated earnings per share in fiscal 2009 to demonstrate how that figure compares to your target performance level of “$2.43 up to but not including $2.48 diluted earnings per share.” Also, please disclose any period-end impairment charges you excluded in calculating your actual performance.

•	Please disclose the reasons that, in determining the final performance level for your consolidated earnings per share goal and your regulated companies’ earnings per share goal, the results of the goals are averaged with the prior year’s results.

•	Please explain how you determined the amount of each named executive officer’s bonus award and demonstrate how you calculated the percentage of his or her target amount that you awarded based upon performance. For example, you awarded David F. Smith a bonus of 177.35% of his target performance based on your actual performance as compared to the goals set under the At Risk Plan. Please disclose how you determined that amount based upon his goals, the weight of his goals, and your actual performance as compared to his target performance levels.

•	In this regard, you state that at least 75% of the target incentive is dependent on objective performance criteria and no more than 25% may be discretionary. Please disclose the amount of each annual cash incentive award you gave to each named executive officer that was based on objective performance criteria and that was discretionary.
We may have further comment based on your responses.

Response:

The actual performance on fiscal 2009 goals and the determination of each named executive officer’s bonus award are set forth below.

Each named executive was assigned a set of particular goals for the 2009 fiscal year. Certain goals overlapped among named executives; for example, each named executive had the consolidated earnings per share goal. To determine the annual cash incentive bonus award, the weight assigned to each goal is multiplied by the percentage of the goal achieved to calculate a weighted percentage for each goal. Once the weighted percentage for each goal is determined, the percentages are totaled. That total weighted percentage is multiplied by the target award to arrive at the bonus amount. The target award is a percentage of the named executive’s base salary for the fiscal year, and the maximum possible award is two times the target amount.

The following chart is a spreadsheet that identifies the goals assigned for the 2009 fiscal year, the percentage of each goal achieved, the weight assigned to each goal, and the weighted percentage achieved for each goal. Also noted is each named executive’s total weighted percentage, target and bonus.

					Annual Cash Incentive
Executive		David F. Smith		Ronald J. Tanski			Anna Marie Cellino			Matthew D. Cabell			James D. Ramsdell
	%		Weighted %	%		Weighted %	%		Weighted %	%		Weighted %	%		Weighted %
Fiscal 2009 Goals	Achieved	Weight	Achieved	Achieved	Weight	Achieved	Achieved	Weight	Achieved	Achieved	Weight	Achieved	Achieved	Weight	Achieved
Consolidated EPS	200	0.25	50.00	200	0.25	50.00	200	0.20	40.00	200	0.15	30.00	200	0.25	50.00
Regulated EPS	175	0.25	43.75	175	0.25	43.75	175	0.20	35.00				175	0.25	43.75
Seneca EPS										200	0.15	30.00
Production Volume	143	0.20	28.60	143	0.10	14.30	143	0.10	14.30	143	0.15	21.45
Safety	100	0.05	5.00	100	0.10	10.00	100	0.10	10.00				100	0.10	10.00
L-T Strategy / Business Planning	200	0.10	20.00				200	0.10	20.00	200	0.10	20.00
Segment Growth				50	0.10	5.00
Total Seneca Reserve Replacement										191	0.15	28.65
PSC Safety Performance							127	0.10	12.70				127	0.10	12.70
Marcellus Wells	200	0.10	20.00							200	0.10	20.00
PSC Customer Service							200	0.10	20.00
F&D Cost										200	0.10	20.00
Regulated Companies’ Capital Budget													200	0.05	10.00
Investor Relations	200	0.05	10.00	200	0.10	20.00
Lease Operating Expense										200	0.10	20.00
Employee Relations / Edu							200	0.10	20.00
Commission Relations				200	0.10	20.00
CEO Discretion													0	0.25	0.00

Total Weighted % Achieved		177.35			163.05			172.00			190.10			126.45

Target		$707,000			$453,600			$273,175			$328,125			$144,169

Bonus		$1,253,865			$739,595			$469,861			$623,766			$182,301

Noted below is a description of the named executive officers’ goals and a notation of actual performance on each goal. With regard to the earnings per share goals, a two-year average was used to calculate performance levels for the consolidated earnings per share goal and regulated companies’ earnings per share goal as a mechanism to incent individuals to consider more than a one-year earnings impact. The period-end impairment charges excluded from Fiscal Year 2009 Consolidated Earnings Per Share were the impairments associated with landfill gas assets ($0.03), oil and gas properties (which also affected Seneca’s earnings per share) ($1.34), an inventory write-down (which also affected the regulated companies’ earnings per share) ($0.02) and a partnership investment, ($0.01). The Seneca earnings per share goal assigned to Mr. Cabell did not include an averaging of the 2009 fiscal year with the prior fiscal year given Mr. Cabell’s limited tenure with Seneca. However, to maintain consistency among the named executives, Mr. Cabell’s consolidated earnings per share goal included the averaging requirement.

For fiscal 2009, 100% of each annual cash incentive award to each named executive officer was based upon objective performance criteria. Mr. Ramsdell had a discretionary goal, but no award was given based upon that goal.

Performance Measure	Target Performance Level
Consolidated earnings per share. In determining final performance level, the results of this goal are averaged with the prior year results on the same goal	$2.43 up to but not including $2.48 diluted earnings per share, excluding period-end impairment charges
Actual Performance: 2009 EPS excluding period-end impairment charges=$2.65; performance level of 200%. 2-year average of performance levels=(200%+200%)/2=200%

Regulated companies earnings per share. In determining final performance level, the results of this goal are averaged with the prior year results on the same goal	$1.28 up to but not including $1.33 diluted earnings per share, excluding period-end impairment charges
Actual Performance: 2009 EPS excluding period-end impairment charges=$1.34; performance level of 150%. 2-year average of performance levels=(200%+150%)/2=175%

Seneca Resources earnings per share	$1.00 up to but not including $1.05, excluding period-end impairment charges Actual Performance: $1.21; performance level of 200%

Number of gross wells drilled in the Marcellus Shale	15 Actual Performance: 29; performance level of 200%

Safety, measured by the number of OSHA recordable injuries in the utility and pipeline and storage segments	5.46 OSHA recordable injuries Actual Performance: 5.54 OSHA recordable injuries; performance level of 100%.

Customer service, measured by the utility segment’s quality performance standards in New York	63 penalty units assessed based on customer service satisfaction measures Actual Performance: 0 penalty units; performance level of 200%

Performance Measure	Target Performance Level
Operational safety, measured by the utility segment’s operational safety performance standards in New York	5.5 penalty basis points assessed based on operational safety measures Actual Performance: 4 penalty basis points; performance level of 127%

Regulated companies fiscal 2009 capital expenditures budget	70% of specified projects completed at or below the approved budget Actual Performance: 89%; performance level of 200%

Employee education, measured by number of presentations to employees or retiree groups	20 presentations Actual Performance: 33 meetings; performance level of 200%

Commission relations, measured by the number of Commissioners at the State and Federal levels	Meetings with 73.33% of Commissioners Actual Performance: 92.86%; performance level of 200%

Long-term strategy or other business planning	Present a workforce succession plan(s) for executive officers and for senior management at designated subsidiary(s)
Actual Performance: completion of target performance level items plus an additional strategy-related project; performance level of 200%.

Production volume	41 Billion cubic feet equivalent Actual Performance: 42.3 Bcfe; performance level of 143%

Investor relations, measured by one-on-one meetings	Meetings with 35 different analysts or money managers Actual Performance: For Mr. Smith, 57 meetings, performance level of 200%, for Mr. Tanski, 104 meetings, performance level of 200%

Pipeline and Storage segment growth	Increase contracted capacity on the Empire Connector
Actual Performance: completion of less than target performance level but completed pipeline design and tariff rates on a pipeline project; performance level of 50%

Total reserve replacement for Seneca	Replace 90% of fiscal 2009 production Actual Performance: 140.8%; performance level of 191%

Finding and development costs	$4.00 per million cubic feet equivalent Actual Performance: $2.30; performance level of 200%

Lease operating expense plus general and administrative expense, per Mcfe	$2.38 per million cubic feet equivalent Actual Performance: $2.16; performance level of 200%

Equity Compensation and Long Term Incentive Compensation, page 24
Stock Appreciation Rights, Stock Options and Restricted Stock, page 24
14.	You state that, in 2009, the compensation committee awarded stock appreciation rights subject to performance conditions to your named executive officers, which are disclosed in the Grants of Plan-Based Awards in Fiscal 2009 Table. In this section, please explain your reasons for awarding the specific amounts of stock appreciation rights to each named executive officer for the year ended September 30, 2009.

Response:

In setting award levels of stock appreciation rights for each named executive officer, the Committee considered the number of awards that would approximate a value (based on a Black-Scholes formula) of one-half of the long-term incentive guideline provided by Hay as discussed under “Compensation Consultant” on page 18 of the proxy. The Committee then exercised its business judgment in setting the actual award for each officer. Awards for Mr. Smith and Mr. Cabell were increased over the amount derived from the guidelines to incent continued improvement in the Exploration and Production segment of the Company.
Performance Incentive Program, page 25
15.	We note that, based on the level of performance at the end of each three-year performance period, performance incentive program awards can range from 0% to 200% of the target incentives, and for named executive officers to achieve 100% of the target incentive, you must rank in the 60th percentile of your peer group for total return on capital. Please discuss at what other percentiles you must rank for named executive officers to receive other than 100% of the target incentives. For example, please disclose at what percentile you must rank for your executive officers to receive 200% of their target incentives, 0% of their target incentives, 50% of their target incentives, and so on.

Response:

Payment under the Performance Incentive Program will be made in accordance with the Program if the Company achieves performance as detailed below:

National Fuel Rank as a	Percentage of Target
Percentile of Peer Group	Incentive Paid
Less than 45.01%	0%
45.01%	50.00%
60.00%	100.00%
75.00%	150.00%
100.00%	200.00%
For threshold levels of performance between two established performance levels, the amount of Target Incentive Payable will be determined by mathematical interpolation.

16.	Please explain why you established the specific target incentive amounts in each of the three-year periods for each of your named executive officers.

Response:

In setting specific target incentive amounts, the Committee’s practice is to review the target award long-term incentive guidelines provided by Hay as discussed under “Compensation Consultant” on page 18 of the proxy and to allocate approximately one-half of the long-term incentive to the cash-based Performance Incentive Program. The Committee follows this practice as a means of limiting the dilutive effect of equity grants.

17.	Please discuss any discretion that may be exercised in granting the cash under the performance incentive program absent the attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Target Incentives payments under the Performance Incentive Program are made based on the achievement of the performance metric, the Company’s total return on capital, in relationship to its Natural Gas Distribution and Integrated Natural Gas Companies peer group during the three-year performance period. There was no discretion exercised by the Committee when approving the payment.
Form 8-K filed March 5, 2010
18.	In this current report on Form S-K, you state that your compensation committee approved a payout of 182.6% of the target incentive opportunity to your named executive officers based on your total return on capital during the three-year period ended September 30, 2009 as compared with your peer group. Please disclose the percentile of your total return on capital as compared with your peer group.

Response:

Under the Company’s Performance Incentive Program, for the performance period of October 1, 2006 to September 30, 2009, the percentile of the Company’s total return on capital as compared with the Company’s peer group was 91.3%.

     If you have any questions on any of our responses, please direct them to me at (716) 857-7344 or by email at camiolok@natfuel.com.

Sincerely, NATIONAL FUEL GAS COMPANY
By:	/s/ K. M. Camiolo
K. M. Camiolo
Controller and Principal Accounting Officer